July 21, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: MARKY CORP.

Re: MARKY CORP.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 7, 2023

File No. 333-271350

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated July 20, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kos Ramirez Maximiliano, President of the Company, with respect to the Company’s Amendment 3 to Registration Statement on Form S-1 (File No. 333-271350) that was initially submitted to the Commission on 7th of July (the “Registration Statement”). The Company is submitting Amendment No. 4 to the Company’s Registration Statement (“Amendment No. 4”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 4 as marked.

Amendment No. 3 to the Registration Statement on Form S-1

Basis of Presentation, page F-5

1.	In the Notes to the Financial Statements as of April 30, 2023, please revise your discussion on the basis of presentation for your interim financial statements. We refer you to Instruction 2 to Rule 8-03 of Regulation S-X.

Kos Ramirez Maximiliano

FirstNam

RESPONSE:

e LastNameKos Ramirez Maximiliano

The company has revised the disclosure of presentation for our interim financial statements

The unaudited condensed interim financial statements of the Company … page F-5

MARKY CORP.

By: /s/ Kos Ramirez Maximiliano

Kos Ramirez Maximiliano,

Chief Financial Officer/

Chief Accounting Officer/Director

(Principle Financial Officer)